Exhibit 99.1

Sierra Metals Announces the Appointment of Dawn Whittaker to Its Board of Directors

TORONTO--(BUSINESS WIRE)--February 24, 2022--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or ““Company”) announces the appointment of Ms. Dawn Whittaker to its Board of Directors effective immediately.

Ms. Whittaker is a legal professional with over 30 years of experience in corporate law. She has provided legal counsel in domestic and international mergers and acquisitions and corporate finance transactions, including take-overs, joint ventures and strategic alliances, and in commercial transactions, corporate governance, directors’ and officers’ liabilities and shareholder rights. She retired as a Senior Partner from Norton Rose Fulbright in June of 2018 where she served as the Canadian Head of the firm’s mining practice.

Having served on numerous boards and committees throughout her career, Ms. Whittaker has a wealth of experience with both public and private companies and as a member of governance, audit, compensation and strategic review committees. She is currently Chair of the Board of Directors and a member of the Audit Committee for Triple Flag Precious Metals Corp. and previously served on the Board of Directors for Detour Gold and Kirkland Lake Gold. In addition, she is currently the Vice President of the Board of Directors for the Badminton and Racquet Club of Toronto where she is a member. She has also served on the Board of the Canadian Mental Health Association and was on the Nominating and Governance Committee of the Ontario Division of the Canadian Cancer Society.

Jose Vizquerra, Chairman of Sierra Metals, commented: “On behalf of the Board and Management, I would like to welcome Dawn to the Sierra Metals Board of Directors. Dawn’s expertise in legal and governance matters complements the skills and experiences of our Board, making her a valuable addition as an independent director. We believe Dawn will provide important perspective and will help execute the Company’s corporate strategic goals and deliver maximum value for shareholders.”

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company with Green Metal exposure including increasing copper production and base metal production with precious metals byproduct credits, focused on the production and development of its Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company's Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol "SMT" and on the NYSE American Exchange under the symbol "SMTS".

For further information regarding Sierra Metals, please visit www.sierrametals.com

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2021 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 18, 2021 for its fiscal year ended December 31, 2020 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777